August 9, 2024

Muchun Zhu
Chief Executive Officer
Intercont (Cayman) Limited
Room 8501, 11/F., Capital Centre
151 Gloucester Road
Wanchai, Hong Kong

       Re: Intercont (Cayman) Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 26, 2024
           CIK No. 0002018529
Dear Muchun Zhu:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 21,
2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to prior comment 1 and reissue it in part. Please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong.
 August 9, 2024
Page 2
Risk Factors
We depend on certain customers for our revenue, page 16

2. We note your response to prior comment 4. Please significantly expand your disclosure at page 84 to identify each contract you consider to be material and, for each, provide all of the information required by Item 10.C of Form 20-F.
Compensation of Directors and Executive Officers, page 101

3. Please revise to provide disclosure of executive compensation paid for fiscal year end
       June 30, 2024. Refer to Item 4.a of Form F-1 and Item 6.B of Form 20-F.

       Please contact Joseph Klinko at 202-551-3824 or Robert Babula at 202-551-3339 if you
have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Lan Lou